State of Delaware
Secretary of State
Division of Corporations
Delivered 04:14 PM 12/30/2011
FILED 03:58 PM 12/30/2011
SRV 111358102 - 4819214 FILE

CERTIFICATE OF MERGER

of

ONCE, INC.

(a Delaware corporation)

with and into

ISLET SCIENCES, INC.

(a Delaware corporation)

Pursuant to the provisions of Section 251(c) of the General Corporation Law of the State of Delaware (the "DGCL"), Islet Sciences, Inc., a Delaware corporation ("ISI"), hereby certifies the following information relating to the merger (the "Merger") of ONCE, Inc., a Delaware corporation ("ONCE"), with and into ISI:

FIRST: The names and states of incorporation of the constituent corporations (the "Constituent Corporations") in the Merger are:

Name	State of Incorporation
Islet Sciences, Inc.	Delaware
ONCE, Inc.	Delaware

SECOND: The Agreement and Plan of Merger, by and among ISI and ONCE, dated as of December 30, 2011 (the "Merger Agreement"), setting forth the terms and conditions of the Merger, has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with the requirements of Section 251 of the DGCL.

THIRD: The name of the corporation surviving the Merger (the "Surviving Corporation") is Islet Sciences, Inc.

FOURTH: The certificate of incorporation of ISI, as in effect immediately prior to the effective time of the Merger, shall be the Certificate of Incorporation of the Surviving Corporation.

FIFTH: The executed Merger Agreement is on file at the principal place of business of the Surviving Corporation whose address is 1370 Avenue of the Americas, Suite 902, New York, NY 10019.

SIXTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any Constituent Corporation.

SEVENTH: This Certificate of Merger, and the Merger provided for herein, shall become effective on December 30, 2011.